UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Amendment No. 1)

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HUAZHU GROUP LIMITED

(Name of Subject Company (Issuer))

Huazhu Group Limited

(Name of Filing Person (Issuer))

0.375% Convertible Senior Notes due 2022

(Title of Class of Securities)

16949N AC3

(CUSIP Number of Class of Securities)

Teo Nee Chuan

Chief Financial Officer

No. 699 Wuzhong Road

Minhang District

Shanghai 201103

People’s Republic of China

+86 (21) 6195-2011

with copy to:

Shuang Zhao

Cleary Gottlieb Steen & Hamilton LLP

37th Floor, Hysan Place

500 Hennessy Road, Causeway Bay

Hong Kong

(852) 2532-3783

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
US$474,992,000(1)	US$61,654(2)

(1)

Calculated solely for purposes of determining the filing fee. The purchase price of the 0.375% Convertible Senior Notes due 2022 (the “Notes”), as described herein, is US$1,000 per US$1,000 principal amount outstanding, plus any accrued and unpaid interest to, but excluding the repurchase date. As of September 28, 2020, there was US$474,992,000 aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of US$474,992,000 (excluding accrued but unpaid interest).

(2)

The filing fee was previously paid. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals US$129.80 for each US$1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	US$61,654	Filing Party:	Huazhu Group Limited
	Form or Registration No.:	Schedule TO	Date Filed:	September 30, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule TO (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO that was initially filed by Huazhu Group Limited (formerly known as China Lodging Group, Limited) (the “Company”) on September 30, 2020 (the “Schedule TO”) relating to the Company’s 0.375% Convertible Senior Notes due 2022 (the “Notes”). This Amendment No. 1 relates to the final results of the Company’s repurchase of the Notes that have been validly surrendered for repurchase and not withdrawn pursuant to the Company’s Put Right Notice to the holders dated September 30, 2020 (the “Put Right Notice”). The information contained in the Schedule TO, including the Put Right Notice, as supplemented and amended by the information contained in Item 11 below, is incorporated herein by reference. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

This Amendment No. 1 amends and supplements the Schedule TO as set forth below and constitutes the final amendment to the Schedule TO. This Amendment No. 1 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

ITEM 11.  ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented to include the following information:

The Put Right expired at 5:00 p.m., New York City time, on Thursday, October 29, 2020 (the “Expiration Date”). The Company has been advised by Wilmington Trust, National Association, as paying agent (the “Paying Agent”), that pursuant to the terms of the Put Right Notice, US$6,000 aggregate principal amount of the Notes were validly surrendered and not withdrawn as of the Expiration Date. The Company has accepted all of the surrendered Notes for repurchase pursuant to the terms of the Put Right Notice and has forwarded cash in payment of the Repurchase Price to the Paying Agent for distribution to the Holders that had exercised their Put Right. The aggregate amount of the Repurchase Price is US$6,000.06. Following settlement of the Repurchase Price, US$474,986,000 aggregate principal amount of the Notes will remain outstanding and continue to be subject to the existing terms of the Indenture and the Notes.

ITEM 12.  EXHIBITS.

(a)(1)*	Put Right Notice to Holders of 0.375% Convertible Senior Notes due 2022 issued by the Company, dated as of September 30, 2020.

(a)(5)(A)*	Press Release issued by the Company, dated as of September 30, 2020.

(a)(5)(B)†	Press Release issued by the Company, dated as of November 2, 2020.

(b)	Not applicable.

(d)(1)*

Indenture, dated as of November 3, 2017, between the Company and Wilmington Trust, National Association, as trustee, incorporated by reference to Exhibit 4.31 to the Company’s annual report on Form 20-F (File No. 001-34656) filed with the Securities and Exchange Commission on April 20, 2018.

(d)(2)*

ADS Lending Agreement, dated October 26, 2017, between the Company, Deutsche Bank AG, London Branch and Deutsche Bank Securities Inc., incorporated by reference to Exhibit 99.1 to the Company’s report on Form 6-K (File No. 001-34656) filed with the Securities and Exchange Commission on October 31, 2017.

(g)	Not applicable.

(h)	Not applicable.

*       Previously filed.

†       Filed herewith.

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EXHIBIT INDEX

Exhibit No.	Description

(a)(1)*	Put Right Notice to Holders of 0.375% Convertible Senior Notes due 2022 issued by the Company, dated as of September 30, 2020.

(a)(5)(A)*	Press Release issued by the Company, dated as of September 30, 2020.

(a)(5)(B)†	Press Release issued by the Company, dated as of November 2, 2020.

(b)	Not applicable.

(d)(1)*

Indenture, dated as of November 3, 2017, between the Company and Wilmington Trust, National Association, as trustee, incorporated by reference to Exhibit 4.31 to the Company’s annual report on Form 20-F (File No. 001-34656) filed with the Securities and Exchange Commission on April 20, 2018.

(d)(2)*

ADS Lending Agreement, dated October 26, 2017, between the Company, Deutsche Bank AG, London Branch and Deutsche Bank Securities Inc., incorporated by reference to Exhibit 99.1 to the Company’s report on Form 6-K (File No. 001-34656) filed with the Securities and Exchange Commission on October 31, 2017.

(g)	Not applicable.

(h)	Not applicable.

*       Previously filed.

†       Filed herewith.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUAZHU GROUP LIMITED

By:	/s/ Teo Nee Chuan
Name: Teo Nee Chuan
Title: Chief Financial Officer

Dated: November 2, 2020

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